# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Mammoth Energy Services, Inc., CIK 0001679268
CUSIP: 56155L108
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 14201 Caliber Drive, Suite 300, Oklahoma City, Oklahoma (OK), 73134
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0000919574-24-006527
Filed by CIK 0001282189

## Reporting persons
- VALUEWORKS LIMITED PARTNERS, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,891,521; sole dispositive power 0; shared dispositive power 1,891,521; aggregate amount beneficially owned 1,891,521 (3.93% of the class)
- VALUEWORKS CAPITAL, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,891,521; sole dispositive power 0; shared dispositive power 1,891,521; aggregate amount beneficially owned 1,891,521 (3.93% of the class)
- VALUEWORKS LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,389,031; sole dispositive power 0; shared dispositive power 2,389,031; aggregate amount beneficially owned 2,389,031 (4.96% of the class)
- CHARLES LEMONIDES: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,389,031; sole dispositive power 0; shared dispositive power 2,389,031; aggregate amount beneficially owned 2,389,031 (4.96% of the class)

## Item 1. Issuer
Name of issuer: Mammoth Energy Services, Inc.
Address of issuer's principal executive offices: 14201 Caliber Drive, Suite 300, Oklahoma City, Oklahoma 73134

## Item 2. Person Filing
Name of person filing:
ValueWorks Limited Partners, LP
ValueWorks Capital, LLC
ValueWorks LLC
Charles Lemonides
Address of principal business office or, if none, residence:
ValueWorks Limited Partners, LP
One World Trade Center, Suite 84-G
New York, New York 10007

ValueWorks Capital, LLC
One World Trade Center, Suite 84-G
New York, New York 10007

ValueWorks LLC
One World Trade Center, Suite 84-G
New York, New York 10007

Charles Lemonides
c/o ValueWorks LLC
One World Trade Center, Suite 84-G
New York, New York 10007
Citizenship:
ValueWorks Limited Partners, LP - Delaware
ValueWorks Capital, LLC - Delaware
ValueWorks LLC - Delaware
Charles Lemonides - United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
ValueWorks Limited Partners, LP - 1,891,521
ValueWorks Capital, LLC - 1,891,521
ValueWorks LLC - 2,389,031
Charles Lemonides - 2,389,031
Percent of class:
ValueWorks Limited Partners, LP - 3.93%
ValueWorks Capital, LLC - 3.93%
ValueWorks LLC - 4.96%
Charles Lemonides - 4.96%
Sole power to vote or to direct the vote:
ValueWorks Limited Partners, LP - 0
ValueWorks Capital, LLC - 0
ValueWorks LLC - 0
Charles Lemonides - 0
Shared power to vote or to direct the vote:
ValueWorks Limited Partners, LP - 1,891,521
ValueWorks Capital, LLC - 1,891,521
ValueWorks LLC - 2,389,031
Charles Lemonides - 2,389,031
Sole power to dispose or to direct the disposition:
ValueWorks Limited Partners, LP - 0
ValueWorks Capital, LLC - 0
ValueWorks LLC - 0
Charles Lemonides - 0
Shared power to dispose or to direct the disposition:
ValueWorks Limited Partners, LP - 1,891,521
ValueWorks Capital, LLC - 1,891,521
ValueWorks LLC - 2,389,031
Charles Lemonides - 2,389,031

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: All of the securities reported in this Schedule 13G Amendment No. 3 are directly owned by advisory clients of ValueWorks LLC. None of those advisory clients may be deemed to beneficially own more than 5% of the Common Stock, $0.01 par value

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Please see Exhibit B attached hereto

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
[Exhibit A - Joint Filing Agreement]

[Exhibit B - Control Person Identification]

## Signatures
- VALUEWORKS LIMITED PARTNERS, LP: By: ValueWorks Capital, LLC, its general partner, By: /s/ Charles Lemonides, Charles Lemonides, Managing Member (08/14/2025)
- VALUEWORKS CAPITAL, LLC: By: /s/ Charles Lemonides, Charles Lemonides, Managing Member (08/14/2025)
- VALUEWORKS LLC: By: /s/ Charles Lemonides, Charles Lemonides, Managing Member (08/14/2025)
- CHARLES LEMONIDES: By: /s/ Charles Lemonides, Charles Lemonides (08/14/2025)
Comment: * Each Reporting Person disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Person is the beneficial owner of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.